FORM 4                                                    OMB APPROVAL
                                                        OMB Number  3235-0287
                                                      Expires:September 30, 1998
                                                       Estimated average burden
                                                       hours per response....0.5
[ ] Check this box if no longer
    subject  to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
    17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                      of the Investment Company Act of 1940

(Print or Type Responses)

-----------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or           6. Relationship of Reporting Person(s) to Issuer
Prometheus Southeast Retail LLC                 Trading Symbol                        (Check all applicable)
      ("Prometheus")
LF Strategic Realty Investors II L.P.       Konover Property Trust, Inc. (NYSE:KPT)   _______  Director   ______ 10% Owner
                                                                                      _______  Officer      X    Other
      ("LFSRI II")                          (formerly FAC Realty Trust, Inc.          (give title below)  ------
                                            (NYSE:FAC))                                                   (specify below)
------------------------------------------------------------------------------------   See (1) and (2) below
                                                                                       ----------------------
(Last)         (First)         (Middle)      3. IRS Identification    4. Statement for
                                                Number of                Month/Year
                                                Reporting
                                                Person, if               8/98
c/o LF Strategic Realty Investors II L.P.       an entity
Lazard Freres                                   (Voluntary)
Thirty Rockefeller Plaza, 63rd floor

                                                                 -----------------------------------------------------------------
------------------------------------------                       5. If             7.  Individual or Joint/Group Filing
             (Street)                                               Amendment,         (Check Applicable Line)
                                                                    Date of            ____ Form filed by One Reporting Person
                                                                    Original
                                                                    (Month/Year)         X  Form filed by More than One Reporting
New York         NY        10020                                                       ---- Person
----------------------------------------------------------------------------------------------------------------------------------
(City)        (State)      (Zip)             Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

----------------------------------------------------------------------------------------------------------------------------------

1. Title of Security     2. Transaction    3. Transaction   4. Securities          5. Amount of      6. Ownership   7. Nature of
   (Instr. 3)               Date              Code of          Acquired (A)           Securities        Form:          Indirect
                                              (Instr. 8        or Disposed            Beneficially      Direct (D)     Beneficial
                            (Month/Day/Year)                   (D)                    Owned             or             Ownership
                                                               (Instr. 3, 4           at End            Indirect       (Instr. 4)
                                                               and 5)                 of Month         (I)
                                                                                     (Instr. 3         (Instr. 4)
                                                                                      and 4)

                                           ------------------------------------------
                                                                       (A)
                                                                       or
                                                Code    V    Amount    (D)  Price
--------------------------------------------------------------------------------------------------------------------------
                                               S/K      V   10,526,336  D   $9.50/sh                    I
                                               See (1)                                                  See (1)   See (1)
                                               and (2)                                                  and (2)   and (2)
  Common Stock            8/10/98              below.                                    10,526,316      below.    below.
  -----------------    -----------           --------  ---  ---------  ---- -------     -------------  ---------  --------

  -----------------    -----------           --------  ---  ---------  ---- -------     -------------  ---------  --------

  -----------------    -----------           --------  ---  ---------  ---- -------     -------------  ---------  --------

  -----------------    -----------           --------  ---  ---------  ---- -------     -------------  ---------  --------

  -----------------    -----------           --------  ---  ---------  ---- -------     -------------  ---------  --------

  -----------------    -----------           --------  ---  ---------  ---- -------     -------------  ---------  --------

  -----------------    -----------           --------  ---  ---------  ---- -------     -------------  ---------  --------

  -----------------    -----------           --------  ---  ---------  ---- -------     -------------  ---------  --------


                                                                          (Over)
                                                                 SEC 1474 (7-97)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                       Table II -- Derivative Securities

                  Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

-------------------------------------------------------------------------------------------------------------------
                                             5. Number of                                             9. Number
                                                Derivative                                               of
                                                Securities 6. Date                                       Derivative
             2.Conversion                       Acquired      Exer-     7.Title and     8.  Price        Securities
               or         3. Trans-             (A) or        cisable     Amount of         of           Beneficially
               Exercise      action  4. Trans-  Disposed of   and Expir-  Underlying        Derivative   Owned at
1.Title of     Price         Date       action  (D)           ation       Securities        Security     End of
Derivative     of            (Month/    Code                  Date        (Instr. 3                      Month
Security       Derivative    Day/       (Instr. (Instr. 3,    (Month/     and 4)           (Instr. 5)   (Instr. 4)
(Instr. 3)     Security      Year)      8)      4 and 5)      Day/
                                                              Year)
                                     -------------------------------------------------------
                                                            Date    Expira- Title  Amount or
                                     Code   V   (A)    (D)  Exer-   tion           Number
                                                            cisable Date           of Shares
-------------------------------------------------------------------------------------------------------------------
Common Stock  $9.50/sh =     See      P         10,526,316   See     See    Common 10,526,316 $9.50/sh =  10,526,316
              $100,000,002   (3)      See       See          (3)     (3)    Stock             $100,000,002 See (1)
                            below.    (3)       (3)          below   below.                                and (2)
                                     below.    below.                                                     below.
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------
10. Ownership   11. Nature
    Form of         of
    Derivative      Indirect
    Security:       Beneficial
    Direct          Ownership
    (D) or
    Indirect
    (I)            (Instr. 4)
    (Instr. 4)
-----------------------------
    I              See (1)
                   and (2)
                   below.

-----------------------------

-----------------------------

-----------------------------

-----------------------------

-----------------------------

-----------------------------

-----------------------------

-----------------------------


Explanation of Responses:

(1) Prometheus Southeast Retail Trust ("Trust") is the direct owner of the interest in the Issuer and Trust is solely owned by Prometheus. Prometheus has three managing members: LFSRI II is a 86.1592% managing member, LFSRI II Alternative Partnership L.P. ("Alternative") is a 10.3806% managing member and LFSRI II-CADIM Alternative Partnership L.P.("CADIM") is a 3.4602% managing member. As a consequence of the foregoing, Prometheus, LFSRI II, Alternative and CADIM each have an indirect interest in the Issuer, as described above.

(2) Prior to the approval of the holders of the requisite number of shares of outstanding Common Stock of the Issuer (the "Approval"), Trust, through Prometheus, acquired 2,350,000 shares of Issuer. As a consequence of the Approval, Trust is required, upon satisfaction of certain closing conditions, to purchase an additional 8,176,316 shares of Common Stock from the Issuer (the "Second Closing"). As a consequence of the foregoing, Prometheus and LFSRI II each have an indirect interest in 10,526,316 shares of the Issuer.

(3) Following the Second Closing, the Issuer shall be obligated to sell to Trust at one or more subsequent closings (the "Subsequent Purchases") an aggregate of 10,526, 316 shares of Common Stock. Subject to certain exceptions, the Issuer shall require Trust to make all of the Subsequent Purchases on or before the eighteenth month anniversary of the Second Closing.




** Intentional misstatements or omissions of
   facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                   /s/ Murry N. Gunty                                  8/18/98
-------------------------------------------------------------------  ----------
                 ** Signature of Reporting Person                       Date
                          Murry N. Gunty
                            Principal,
            Lazard Freres Real Estate Investors L.L.C.,
  as general partner of LF Strategic Realty Investors II L.P., as one managing member of Prometheus Southeast Retail L.L.C., as sole shareholder of Prometheus Southeast Retail Trust



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                        Page 2
                                                               SEC 1474 (7-97)

FORM 4 (attachment)
Reporting Persons: Prometheus Southeast Retail LLC and LF Strategic Realty
                  Investors II L.P.
Issuer Name: Konover Property Trust, Inc.(NYSE: KPT) (formerly FAC Realty Trust,
             Inc. (NYSE:FAC))
Monthly Period:  August 1998

All Reporting Persons:



Name and Address of Reporting Person              Issuer Name and Ticker           Statement for Month/Year
-----------------------------------------------------------------------------------------------------------
Prometheus Southeast Retail LLC                   Konover Property Trust,              8/98
c/o LF Strategic Realty investors II L.P.         Inc. (NYSE: KPT)
Lazard Freres                                     (formerly known as FAC Realty
Thirty Rockefeller Plaza, 63rd Floor              Trust, Inc. (NYSE: FAC))
New York, New York 10020

LF Strategic Realty Investors II L.P.             Konover Property Trust,              8/98
Lazard Freres                                     Inc. (NYSE: KPT)
Thirty Rockefeller Plaza, 63rd Floor              (formerly known as FAC Realty
New York, New York 10020                          Trust, Inc. (NYSE: FAC))